LAWLER & ASSOCIATES

a professional law corporation

41877 Enterprise Circle N., Suite 220

Temecula, California, 92592

Telephone: 951-506-8888

Facsimile: 951-506-8877

W. SCOTT LAWLER, ESQ.

Admitted in California

November 10, 2005

Via Edgar and Overnight Courier

Mail Stop 0511

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   ___Pamela A. Long – Assistant Director

RE:

Major Creations Inc.

Registration Statement on Form SB-2/ Amendment No. 4

File Number: 333-122870

Dear Ms. Long:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 4 to Major Creations Inc.’s registration statement on Form SB-2/A.

Below are the comments from your comment letter regarding Major Creations’ Form SB-2/A filing, each followed by Major Creations’ responses thereto.

General

Comment

1. In the cover letter accompanying your next amendment, please respond to comments 8 and 9 of our September 12, 2005 letter. Your cover letter dated October 7, 2005 has no such response.

Response

We apologize for this oversight. The responses that should have been included in the cover letter should have been as follows:

8. We have added the disclosure requested by this comment.

9. We have added the identification of the principal financial officer and principal accounting officer, as noted by this comment.

Signatures

Comment

2. We reissue comment 9 from our September 12, 2005 letter. Form SB-2 requires you to identify the principal financial officer as well as the principal accounting officer or controller. If one person is serving in both capacities, please identify this person as principal financial officer and principal accounting officer or controller. Please refer to Instruction 1 for signatures on Form SB-S and revise the signature page.

Response

We have added the identification of the principal financial officer and principal accounting officer, as noted by this comment. This was added to Amendment No. 3 but somehow the identification of principal accounting officer was dropped before Amendment No. 3 was filed. We have assured that all necessary identifications are provided in this Amendment No. 4.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.